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                                   EXHIBIT 7
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                             GENERAL BILL OF SALE
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        This General Bill of Sale is made effective as of the 26th day of June,
1998 from Hotels of Distinction, Inc., a Florida corporation ("Hotels") to Alan Tremain ("Tremain").

                             W I T N E S S E T H:

        WHEREAS, BFX Hospitality Group, Inc., a Delaware corporation and ultimate parent company of Hotels, and Tremain are parties to that certain Letter of Intent dated the 22nd day of July, 1998 (the "Agreement"); and

        WHEREAS, this General Bill of Sale is being executed and delivered incident to the closing of the transactions contemplated by the Agreement.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Agreement, and for the purchase price of Ten Dollars ($10.00) paid and received, and for other good and valuable consideration, the adequacy and receipt of which being hereby acknowledged, and subject to the terms of the Agreement, Hotels does hereby sell, convey, assign, transfer and deliver to Tremain, his successors and assigns, as of June 26, 1998, all of its right, title and interest in, to and under the following:

        A. The furniture and fixtures and other personal property located in the Leased Premises, as that term is defined in that certain Lease Agreement dated April 17, 1997, as amended, between Hotels, as Tenant, and Dean Vegosen, Trustee, as Lessor, which Leased Premises is composed of approximately 1,503 square feet located on the second floor of the building located at 380 South County Road, Palm Beach, Florida 33480.

        B.      The trade name "Hotels of Distinction."

        TO HAVE AND TO HOLD all of the assets described in paragraphs A and B (collectively the "Transferred Assets") hereby sold, assigned, transferred and conveyed unto Tremain, his successors and assigns forever.

        All warranties, express or implied, with respect to title, fitness for a particular purpose, merchantability, and any warranty related to the trade name "Hotels of Distinction" are hereby expressly disclaimed. All of the Transferred Assets are being sold, conveyed, transferred, and assigned "AS IS" and "WITH ALL FAULTS."

        Hotels, on behalf of its successors and assigns, hereby agrees to execute and deliver such other and further documents, conveyances, assignments, transfers and consents and to take such other action as Tremain may reasonably request for the more effective conveyance and transfer of the Transferred Assets to Tremain, its successors and assigns.

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        This General Bill of Sale shall be governed in accordance with the laws of the State of Texas.

        EXECUTED this 26th day of June, 1998, but effective as of the date first above written.

                                        HOTELS OF DISTINCTION, INC.,
                                        a Florida corporation



                                        By: /s/ ROBERT H. MCLEAN
                                           --------------------------------
                                        Title: Robert H. McLean, President
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